UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Local.com Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

53954R 10 5

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10106

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Kathleen L. Werner, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP No. 53954R 10 5		13D	Page 2 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST COMMUNICATIONS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON CO

(1) See Items 5(a) and (b).

(2) Calculation is based on a total number of outstanding shares (10,798,355) as of July 17, 2007 based on information provided in Local.com Corporation’s Form 10-Q filed on May 10, 2007 and its Form 8-K filed on July 13, 2007 plus (i) 496,268 shares of common stock issued on July 17, 2007 upon conversion of the balance of the Note (as defined herein), (ii) 597,015 shares of Common Stock issuable upon exercise of the Series A Warrant (as defined herein) and (iii) 597,015 shares of Common Stock issuable upon exercise of the Series B Warrant (as defined herein).

CUSIP No. 53954R 10 5		13D	Page 3 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST MAGAZINES PROPERTY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 4 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COMMUNICATIONS DATA SERVICES, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 5 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 6 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 53954R 10 5		13D	Page 7 of 27 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST FAMILY TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE (CONVERSION AND DISPOSITION OF SHARES)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,690,298 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,690,298 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,690,298 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (1) (2)
14.	TYPE OF REPORTING PERSON OO (testamentary trust)

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 3 supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2007, the Amendment No. 1 to the Statement on Schedule 13D filed on April 6, 2007 and the Amendment No. 2 to the Statement on Schedule 13D filed on July 3, 2007 (collectively, the "Statement") and relates to (i) the $6.0 million senior secured convertible note (the "Note"), bearing interest at 9% per annum for a term of two years, which was initially convertible into 1,492,537 shares of common stock, par value $0.00001, (the "Common Stock") of Local.com Corporation, a Delaware corporation (the "Issuer") at a conversion price of $4.02 per share, (ii) a warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $4.82 per share (the "Series A Warrant") and (iii) a warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $5.63 per share (the "Series B Warrant" and together with the Series A Warrant, the "Warrants"), issued to Hearst Communications, Inc., a Delaware corporation ("Hearst Communications") pursuant to the Purchase Agreement (the "Purchase Agreement"), dated as of February 22, 2007, among the Issuer, Hearst Communications, SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P., as amended by the parties thereto by that certain Amendment No. 1 to Purchase Agreement, dated as of March 29, 2007 (the "Amendment"). The Issuer's principal executive offices are located at One Technology Drive, Building G, Irvine, California 92618.

Item 2.	Identity and Background

(a) – (c)     This Amendment No. 3 is being filed jointly by Hearst Communications, Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 300 West 57th Street, New York, New York 10106. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 300 West 57th Street, New York, New York 10106.

CDS is an Iowa corporation and a wholly owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 300 West 57th Street, New York, NY 10106.

Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) – (e)       During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) - (b) On July 10, 2007, Hearst Communications converted approximately $3.0 million principal amount of the Note and received 746,269 shares of Common Stock issued upon such conversion. On July 10, 2007, Hearst Communications sold the 746,269 shares of Common Stock issued upon conversion of the Note through a series of open-market transactions. On July 12, 2007, Hearst Communications converted an additional approximately $1.0 million principal amount of the Note and received 250,000 shares of Common Stock issued upon such conversion. On July 12, 2007, Hearst Communications sold the 250,000 shares of Common Stock issued upon conversion of the Note through a series of open-market transactions. On July 17, 2007, Hearst Communications converted the remaining approximately $2.0 million principal amount of the Note and received 496,268 shares of Common Stock issued upon such conversion. After giving effect to these transactions, pursuant to Rule 13d-3(d)(1), Hearst Communications beneficially owns an aggregate of 1,690,298 shares of Common Stock by virtue of its ownership of (i) the 496,268 shares of Common Stock which were issued upon the conversion of the balance of the Note on July 17, 2007, (ii) the Series A Warrant to purchase 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $4.82 and (iii) the Series B Warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $5.63.

Hearst Communications is the direct owner of the Common Stock, the Series A Warrant and the Series B Warrant described herein (the "Securities"). Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Note, the Series A Warrant, the Series B Warrant and the Securities. Hearst Magazines has the power to direct the disposition and voting of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the disposition and voting of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the disposition and voting of the Securities as the sole shareholder of CDS. The Trust and Hearst have the power to direct the disposition and voting of the Securities as the direct or indirect sole shareholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the disposition and voting of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the disposition and voting of the Securities beneficially owned by Hearst Communications.

For purposes of this Statement, as of July 17, 2007: (i) Hearst Communications has the power to direct the disposition and voting of a total of 1,690,298 shares of Common Stock and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the disposition and voting of the 1,690,298 shares of Common Stock, representing approximately 13.5% of the shares of Common Stock outstanding after giving effect to full conversion of the Note and assuming the Series A Warrant and Series B Warrant are exercised.

(c)           Since filing Amendment No. 2 to the Statement on Schedule 13D on July 3, 2007 and through the close of business on July 16, 2007, Hearst Communications has made the following sales of Common Stock of the Issuer pursuant to open-market transactions:

Date	# of Shares	Price Per Share ($)	Aggregate Price ($)
7/10/2007	17751	$8.83	$156,741.33
7/10/2007	33269	$8.90	$296,094.10
7/10/2007	10583	$8.91	$94,294.53
7/10/2007	6217	$8.92	$55,455.64
7/10/2007	8200	$8.93	$73,226.00
7/10/2007	19680	$8.95	$176,136.00
7/10/2007	11107	$8.96	$99,518.72
7/10/2007	5700	$8.97	$51,129.00
7/10/2007	10778	$8.98	$96,786.44
7/10/2007	10500	$8.99	$94,395.00
7/10/2007	76834	$9.00	$691,506.00
7/10/2007	2751	$9.01	$24,786.51
7/10/2007	5278	$9.02	$47,607.56
7/10/2007	2270	$9.03	$20,498.10
7/10/2007	500	$9.04	$4,520.00

7/10/2007	2800	$9.05	$25,340.00
7/10/2007	3400	$9.06	$30,804.00
7/10/2007	5384	$9.07	$48,832.88
7/10/2007	700	$9.08	$6,356.00
7/10/2007	34720	$9.10	$315,952.00
7/10/2007	9980	$9.11	$90,917.80
7/10/2007	600	$9.14	$5,484.00
7/10/2007	400	$9.15	$3,660.00
7/10/2007	3052	$9.20	$28,078.40
7/10/2007	88851	$9.50	$844,084.50
7/10/2007	5640	$9.51	$53,636.40
7/10/2007	6784	$9.52	$64,583.68
7/10/2007	10400	$9.53	$99,112.00
7/10/2007	19730	$9.54	$188,224.20
7/10/2007	17210	$9.55	$164,355.50
7/10/2007	11100	$9.56	$106,116.00
7/10/2007	5200	$9.57	$49,764.00
7/10/2007	3420	$9.58	$32,763.60
7/10/2007	480	$9.59	$4,603.20
7/10/2007	3403	$9.60	$32,668.80
7/10/2007	697	$9.61	$6,698.17
7/10/2007	100	$9.62	$962.00
7/10/2007	200	$9.63	$1,926.00
7/10/2007	1500	$9.69	$14,535.00
7/10/2007	53200	$9.70	$516,040.00
7/10/2007	500	$9.80	$4,900.00
7/10/2007	300	$9.81	$2,943.00
7/10/2007	2200	$9.82	$21,604.00
7/10/2007	1500	$9.83	$14,745.00
7/10/2007	1700	$9.84	$16,728.00
7/10/2007	1100	$9.86	$10,846.00
7/10/2007	1600	$9.88	$15,808.00

7/10/2007	3100	$9.89	$30,659.00
7/10/2007	2300	$9.90	$22,770.00
7/10/2007	2725	$9.91	$27,004.75
7/10/2007	2030	$9.92	$20,137.60
7/10/2007	1475	$9.93	$14,646.75
7/10/2007	970	$9.94	$9,641.80
7/10/2007	2400	$9.95	$23,880.00
7/10/2007	3300	$9.96	$32,868.00
7/10/2007	2300	$9.98	$22,954.00
7/10/2007	100	$9.99	$999.00
7/10/2007	32282	$10.00	$322,820.00
7/10/2007	13200	$10.01	$132,132.00
7/10/2007	15254	$10.02	$152,845.08
7/10/2007	4455	$10.03	$44,683.65
7/10/2007	6800	$10.04	$68,272.00
7/10/2007	6016	$10.05	$60,460.80
7/10/2007	16300	$10.06	$163,978.00
7/10/2007	2250	$10.07	$22,657.50
7/10/2007	2938	$10.08	$29,615.04
7/10/2007	3100	$10.09	$31,279.00
7/10/2007	7280	$10.10	$73,528.00
7/10/2007	1550	$10.11	$15,670.50
7/10/2007	12700	$10.12	$128,524.00
7/10/2007	2600	$10.13	$26,338.00
7/10/2007	6625	$10.14	$67,177.50
7/10/2007	4000	$10.15	$40,600.00
7/10/2007	3750	$10.16	$38,100.00
7/10/2007	700	$10.17	$7,119.00
7/10/2007	8300	$10.19	$84,577.00
7/10/2007	6000	$10.20	$61,200.00
7/10/2007	100	$10.23	$1,023.00
7/10/2007	400	$10.37	$4,148.00

7/10/2007	800	$10.48	$8,384.00
7/10/2007	100	$10.50	$1,050.00
7/10/2007	3300	$10.51	$34,683.00
7/10/2007	300	$10.62	$3,186.00
7/10/2007	1000	$10.63	$10,630.00
7/10/2007	1600	$10.64	$17,024.00
7/10/2007	3300	$10.65	$35,145.00
7/10/2007	5000	$10.66	$53,300.00
7/10/2007	2900	$10.67	$30,943.00
7/10/2007	4000	$10.68	$42,720.00
7/10/2007	4000	$10.69	$42,760.00
7/10/2007	2200	$10.70	$23,540.00
7/10/2007	900	$10.71	$9,639.00
7/10/2007	500	$10.72	$5,360.00
7/10/2007	100	$10.73	$1,073.00
7/10/2007	3200	$10.74	$34,368.00
7/10/2007	1600	$10.75	$17,200.00
7/10/2007	1700	$10.78	$18,326.00
7/10/2007	750	$10.80	$8,100.00
7/10/2007	1050	$10.81	$11,350.50
7/10/2007	3200	$10.82	$34,624.00
7/10/2007	100	$10.84	$1,084.00
7/10/2007	50	$10.85	$542.50
7/10/2007	5900	$10.88	$64,192.00
7/10/2007	150	$10.89	$1,633.50
7/10/2007	100	$10.95	$1,095.00
7/10/2007	1900	$10.98	$20,862.00
7/12/2007	99653	$9.00	$896,877.00
7/12/2007	7400	$9.01	$66,674.00
7/12/2007	940	$9.02	$8,478.80
7/12/2007	3611	$9.03	$32,607.33
7/12/2007	1400	$9.035	$12,649.00

7/12/2007	6689	$9.04	$60,468.56
7/12/2007	10400	$9.05	$94,120.00
7/12/2007	6500	$9.06	$58,890.00
7/12/2007	4100	$9.07	$37,187.00
7/12/2007	1750	$9.08	$15,890.00
7/12/2007	8335	$9.09	$75,765.15
7/12/2007	19139	$9.10	$174,164.90
7/12/2007	12200	$9.11	$111,142.00
7/12/2007	1000	$9.115	$9,115.00
7/12/2007	12535	$9.12	$114,319.20
7/12/2007	5648	$9.13	$51,566.24
7/12/2007	9800	$9.14	$89,572.00
7/12/2007	3400	$9.15	$31,110.00
7/12/2007	3200	$9.16	$29,312.00
7/12/2007	1600	$9.185	$14,696.00
7/12/2007	797	$9.20	$7,332.40
7/12/2007	2230	$9.21	$20,538.30
7/12/2007	700	$9.215	$6,450.50
7/12/2007	1900	$9.22	$17,518.00
7/12/2007	4300	$9.23	$39,689.00
7/12/2007	2073	$9.24	$19,154.52
7/12/2007	1000	$9.25	$9,250.00
7/12/2007	3928	$9.26	$36,373.28
7/12/2007	6900	$9.27	$63,963.00
7/12/2007	3210	$9.28	$29,788.80
7/12/2007	472	$9.29	$4,384.88
7/12/2007	2400	$9.30	$22,320.00
7/12/2007	790	$9.36	$7,394.40

(d)           To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Warrants beneficially owned by Hearst Communications.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

HEARST COMMUNICATIONS, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

HEARST MAGAZINES PROPERTY, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

COMMUNICATIONS DATA SERVICES, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

HEARST HOLDINGS, INC.

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

THE HEARST CORPORATION

By: /s/ James M. Asher
Name: James M. Asher
Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 18, 2007

THE HEARST FAMILY TRUST

By: /s/ Frank A. Bennack, Jr.
Name: Frank A. Bennack, Jr.
Title:	Trustee

SCHEDULE I

Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 300 West 57th Street, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Hearst Communications

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division

George J. Green	Vice President; President: Hearst Magazines International Division

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

Hearst Magazines

George J. Green	President, Treasurer, Director; President: Hearst Magazines International Division, Hearst Communications, Inc.

James M. Asher	Vice President

Catherine A. Bostron	Secretary

Ronald J. Doerfler	Vice President

John A. Rohan, Jr.	Vice President, Director; Vice President, Hearst Magazines Division, Hearst Communications, Inc.

CDS

Malcolm Netburn (4)	Chairman, Director

Kenneth J. Barloon (4)	Senior Vice President, Chief Financial Officer

Timothy A. Plimmer (4)	Senior Vice President

James M. Asher	Vice President

Cathleen P. Black	Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Timothy M. Day (4)	Vice President

Ronald J. Doerfler	Vice President

Nancy A. Gessmann (4)	Vice President

John P. Loughlin	Vice President, Director; Executive Vice President and General Manager, Hearst Magazines Division, Hearst Communications, Inc.

Dennis Luther (4)	Vice President – Director of Marketing

Paul McCarthy (4)	Vice President – Director of Information Services

Lynn Reinicke (4)	Vice President – Director of Business Development

John A. Rohan, Jr.	Treasurer, Director; Vice President, Hearst Magazines Division, Hearst Communications, Inc.

Hearst Holdings

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

Hearst

George R. Hearst, Jr.*	Chairman of the Board, Director
Frank A. Bennack, Jr.* (1)	Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*	President, Chief Executive Officer, Director

James M. Asher	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett	Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Richard E. Deems* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler	Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

George J. Green	Vice President; President: Hearst Magazines International Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)

Director; Vice President: San Francisco Realties HCI Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Vice President; President: Hearst Business Media Group Administrative Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Bruce L. Paisner	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Administrative Division, Hearst Communications, Inc.

Dionysios Psyhogios	Vice President-Taxes

Virginia Hearst Randt*	Director

Debra Shriver	Vice President

__________________________________

(1)	Self-employed, non-employed or retired.

(2)	5 Third Street
Suite 200
San Francisco, CA 94103

(3)	765 Market Street, #34D
San Francisco, CA 94103

(4)	Employed by CDS.
1901 Bell Avenue
Des Moines, IA 50315